[Dril-Quip, Inc. Letterhead]

August 2, 2010

Via Facsimile and EDGAR

Mr. Douglas Brown

Mr. Michael E. Karney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Fax No.: (703) 813-6982

Re:	Dril-Quip, Inc.
Letter Dated July 29, 2010
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Proxy Statement on Schedule 14A
Filed April 8, 2010
File No. 1-13439

Dear Messrs. Brown and Karney:

Dril-Quip, Inc., in accordance with the above-referenced letter, hereby notifies you that it expects to provide a response to the staff’s comments by August 26, 2010. Management of the company is currently preparing the company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and requires additional time to formulate a thorough response to the staff’s comments in the above-referenced letter.

Respectfully,

/s/ Jerry M. Brooks
Jerry M. Brooks
Vice President - Finance, Chief Financial Officer and Secretary